SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F   T                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No   T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K/A

The present Amendment is being filed because there was an inaccuracy in the number of shares acquired by the Company and the total amount payed in connection with the recent share subscription of Hesha Hospitality Trust by the Company.

The Company reported that Real Estate Investment Group (“REIG”), a company controlled and managed by the Company and in which other investors have participation, has subscripted 3,864,000.- common shares of Hersha Hospitality Trust (“Hersha”) at price per share of USD 4.25.- for a total amount of USD16,422,000.-

Therefore, holdings of the Company and its affiliates as of the date hereof amounted to 11.31% interest of the outstanding capital stock of Hersha.

Additionally REIG has the option to purchase up to 5,700,000 additional common shares at a price of $3.00 per share. In the case that REIG exercises the aforementioned option, the Company and its affiliates would increase its stake to 14.85%.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: April 13, 2010